UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Registration File # 000-30194

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 31, 2003 - Audited Financial Statements and Certification

BYRON RESOURCES INC. (Formerly BIOFOREST PACIFIC INC.)

3606 - 2045 Lakeshore Blvd. W., TORONTO, ONTARIO, CANADA M8V 2Z6

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]     Form 40-F []

Registration File No: 000-30194

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [X]     No []

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-1918.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BYRON RESOURCES INC.
(Registrant)

Date	March 15, 2004	By	Ross McGroarty (signed)

Ross McGroarty, Chairman, ASO

FINANCIAL STATEMENTS OF

BYRON RESOURCES INC.
(A Development Stage Company)

YEARS ENDED DECEMBER 31, 2003 AND 2002
(Stated in Cdn. Dollars)

AUDITORS' REPORT
To the Shareholders of
Byron Resources Inc., formerly Bioforest Pacific Inc.
(A Development Stage Company)

We have audited the accompanying balance sheets of Byron Resources Inc., formerly Bioforest Pacific Inc., (A Development Stage Company) as at December 31, 2003 and 2002 and the related statements of operations, cash flows and stockholders' equity for each of the years in the two year period ended December 31, 2003 and for the period from commencement of the development stage, January 1, 2002, to December 31, 2003. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of Byron Resources Inc. as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2003 and for the period from commencement of the development stage, January 1, 2002, to December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared using accounting principles generally accepted in the United States of America assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is a development stage company and has incurred substantial losses, which raises substantial doubt about its ability to continue as a going concern. Management's plans are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

TORONTO, ONTARIO	CHARTERED ACCOUNTANTS
March 15, 2004

BYRON RESOURCES INC.
(A Development Stage Company)
BALANCE SHEETS AS AT DECEMBER 31, 2003 AND 2002

(Stated in Cdn. Dollars)

	2003	2002

ASSETS
CURRENT ASSETS
Cash	$3,402	$66,844
Accounts receivable	11,891	1,846
Marketable securities (Note 3)	356,231	190,650
	371,524	259,340
CAPITAL ASSETS (Note 4)	2,312	3,213

	$373,836	$262,553

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$24,026	$4,200
Notes payable (Note 5)	297,027	1,633,302
Due to shareholder (Note 6)	58,720	-

	379,773	1,637,502

DEFICIT LESS CAPITAL STOCK

DEFICIT	(15,118,624)	(15,103,688)

CAPITAL STOCK (Note 7)	15,112,687	13,728,739

	(5,937)	(1,374,949)

	$373,836	$262,553

NATURE AND CONTINUANCE OF OPERATIONS (Note 1)

CONTINGENT LIABILITY (Note 8)

SIGNED ON BEHALF OF THE BOARD

David L Hynes (signed)                )
      . . . . . . . . . . . . . . . . . . . . .    ) DIRECTORS
Ross McGroarty (signed)              )
 . . . . . . . . . . . . . . . . . . . . .         )

The accompanying notes are an integral part of these financial statements.

BYRON RESOURCES INC.
(A Development Stage Company)
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
AND JANUARY 1, 2002 (DATE OF COMMENCEMENT OF DEVELOPMENT STAGE)
TO DECEMBER 31, 2003

(Stated in Cdn. Dollars)

			January 1,
			2002 (Date of
			Commencement
			of Development
	Year ended	Year ended	Stage) to
	December 31,	December 31,	December 31,
	2003	2002	2003

EXPENSES
Administration and general	$77,505	$105,383	$182,887
Amortization of capital assets	901	1,204	2,106
Consulting fees	154,556	1,281	155,837
Foreign exchange gain	(156,291)	-	(156,291)
Interest on notes payable	58,575	118,426	177,001
Legal fees	21,803	47,529	69,332

	157,049	273,823	430,872

OPERATING LOSS	157,049	273,823	430,872

WRITE OFF OF A RELATED COMPANY	-	984,760	984,760

NET LOSS FOR THE PERIOD	$157,049	$1,258,583	$1,415,632

NET LOSS PER SHARE	$(0.009)	$(4.179)

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING	17,081,734	301,196

The accompanying notes are an integral part of these financial statements.

BYRON RESOURCES INC.
(A Development Stage Company)
STATEMENT OF STOCKHOLDERS' EQUITY
PERIOD FROM JANUARY 1, 2002 (DATE OF COMMENCEMENT OF DEVELOPMENT STAGE)
TO DECEMBER 31, 2003

(Stated in Cdn. Dollars)

			Deficit	Deficit
			Accumulated	Accumulated	Accumulated
	Number of		Prior to	During the	Other
	Common		Development	Development	Comprehensive	Stockholders'
	Shares	Amount	Stage	Stage	Income	Equity
BALANCE, JANUARY 1, 2002	42,169,302	$13,728,739	$(13,801,947)	$-	$-	$(73,208)

Other comprehensive income,
as restated (Note 3)	-	-	-	-	(43,158)	(43,158)

Net loss for the year	-	-	-	(1,258,583)	-	(1,258,583)

BALANCE, DECEMBER 31, 2002,
as restated	42,169,302	13,728,739	(13,801,947)	(1,258,583)	(43,158)	(1,374,949)
Share consolidation (Note 7(c))	(41,868,106)	-	-	-	-	-
Conversion of notes payable (Note7(d))	26,848,860	1,233,948	-	-	-	1,233,948
Issued in exchange for services (Note 9)	3,750,000	150,000	-	-	-	150,000
Other comprehensive income	-	-	-	-	142,113	142,113

Net loss for the year	-	-	-	(157,049)	-	(157,049)

BALANCE, DECEMBER 31, 2003	30,900,056	$15,112,687	$(13,801,947)	$(1,415,632)	$98,955	$(5,937)

The accompanying notes are an integral part of these financial statements.

BYRON RESOURCES INC.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2003 AND 2002 AND
JANUARY 1, 2002 (DATE OF COMMENCEMENT OF DEVELOPMENT STAGE)
TO DECEMBER 31, 2003

(Stated in Cdn. Dollars)
			January 1,
			2002 (Date of
			Commencement
			of Development
	Year ended	Year ended	Stage) to
	December 31,	December 31,	December 31,
	2003	2002	2003
CASH FROM OPERATIONS
Net loss for the period	$(157,049)	$(1,258,583)	$(1,415,632)
Items not involving cash -
Amortization	901	1,204	2,105
Unrealized foreign exchange gain	(160,043)	-	(160,043)
Write down of advances to a related company	-	984,760	984,760
Consulting fee paid in common shares	150,000	-	150,000
	(166,191)	(272,619)	(438,810)
Change in -
Accounts receivable	(10,045)	5,357	(4,688)
Accounts payable and accrued liabilities	19,826	(11,982)	7,844
Notes payable	57,716	118,381	176,097
	(98,694)	(160,863)	(259,557)

FINANCING ACTIVITY
Related party loans	58,720	-	58,720

INVESTING ACTIVITIES
Purchase of marketable securities	(23,468)	(233,808)	(257,276)
Purchase of capital assets	-	(4,417)	(4,417)
Advances to related company	-	(171,420)	(171,420)
	(23,468)	(409,645)	(433,113)
NET CHANGE IN CASH DURING THE PERIOD	(63,442)	(570,508)	(633,950)
CASH - BEGINNING OF PERIOD	66,844	637,352	637,352
CASH - END OF PERIOD	$3,402	$66,844	$3,402

The accompanying notes are an integral part of these financial statements.

BYRON RESOURCES INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002
(Stated in Cdn. Dollars)

1.       NATURE AND CONTINUANCE OF OPERATIONS

The Company's shares are listed on the over-the-counter Bulletin Board in the United States of America. The Company effectively ceased its prior business on December 31, 2001 and has been investigating new business ventures since January 1, 2002.

The Company has no business operations or sources of revenue. These financial statements have been prepared on a going concern basis. As at December 31, 2003, the Company has a working capital deficiency of $8,249 and has an accumulated deficit of $15,118,624 since inception. Management is seeking business ventures which, when identified, will require financing. The Company's ability to continue as a going concern is dependent upon its ability to identify viable business ventures and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due.

On April 15, 2003, the Company changed its name from Bioforest Pacific Inc. to Byron Resources Inc.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with general accounting principles accepted in the United States of America. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involved the use of estimates, which have been made using careful judgement. Actual results may differ from these estimates.

The financial statements, in management's opinion, have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a)      Development Stage Company

The Company is a development stage company as defined in Statement of Financial Accounting Standards No. 7. For the purpose of providing cumulative amounts for the statements of operations and cash flows, these amounts consider only the income and losses for the period from January 1, 2002 to December 31, 2003, the period in which the Company has undertaken a new development stage activity.

(b)      Marketable Securities

The Company classifies its marketable securities as "available for sale" and carries them in the financial statements at fair value. Realized gains and losses are reported in earnings of the period while unrealized holding gains and losses are excluded from income and reported as a component of stockholders' equity.

(c)      Capital Assets

Capital assets are amortized on the diminishing balance method at the following rates per annum:

Computer equipment     -     30%
Office equipment          -     20%

BYRON RESOURCES INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002
(Stated in Cdn. Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)      Foreign Currency Translation

Foreign currency transactions are translated into Canadian dollars, the Company's functional and reporting currency, by the use of the exchange rate in effect at the date of the transaction, in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation". At each balance sheet date, recorded balances that are denominated in a currency other than Canadian dollars are adjusted to reflect the current exchange rate.

(e)      Income Taxes

The Company uses the liability method of accounting for income taxes pursuant to Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("FAS 109"). Under the assets and liability method of FAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to e t mporary differences between the financial statements carrying amounts of existing assets and liabilities and loss carryforwards and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(f)       Basic Earnings or Loss Per Share

The Company reports basic earnings or loss per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share". Basic earnings or loss per share is computed using the weighted average number of shares outstanding during the year.

(g)      Fair Value of Financial Instruments

The carrying values of the Company's financial instruments, consisting of cash, accounts receivable, accounts payable and accrued liabilities, notes payable and amounts due to shareholder approximate their fair values due to the short-term maturity of such instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, or credit risks arising from these financial instruments.

(h)     Comprehensive Income

The Company has adopted Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income". Comprehensive income is comprised of net earnings (loss) adjusted for unrealized gain on available-for-sale marketable securities.

3.       MARKETABLE SECURITIES

The marketable securities consist of common shares of Ontex Resources Ltd. and Bio-America Inc. and have been classified as available for sale. Amounts presented for the prior period have been restated by an amount of $43,158 to reflect the unrealized loss on these investments in order to comply with the Company's accounting policy described in Note 2.

BYRON RESOURCES INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002
(Stated in Cdn. Dollars)

4.       CAPITAL ASSETS

		2003		2002
		Accumulated
	Cost	Amortization	Net	Net

Computer equipment	$3,640	$1,826	$1,814	$2,591
Office equipment	778	280	498	622

	$4,418	$2,106	$2,312	$3,213

5.       NOTES PAYABLE

	2003	2002
8% convertible unsecured debenture in the amount of U.S $230,029
(2002- U.S. $643,245) repayable on demand with no set
repayment terms, due on January 31, 2004 and on demand
thereafter. The debenture plus accrued interest can be converted, at the option of the holder, into common shares of the Company at the higher of (i) 75% of the average closing bid price for the preceding five trading days, and (ii) 110% of the closing bid price.
During the year, debentures with a value of U.S. $443,006 (Cdn
$616,975) were converted into 13,424,430 common shares of the
Company.	$297,027	$1,015,556

8% convertible unsecured debenture, including accrued interest, repayable in US dollars on demand with no set repayment terms.
During the year these debentures plus accrued interest, with a combined value of U.S. $443,006 (Cdn $616,975), were
converted into 13,424,430 common shares of the Company.	-	617,746

	$297,027	$1,633,302

6.       DUE TO SHAREHOLDER

	2003	2002

8% promissory notes from a shareholder repayable on
on demand with no set terms of repayment.	$57,500	$-
Accrued interest	1,220	-

	$58,720	$-

BYRON RESOURCES INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002
(Stated in Cdn. Dollars)

7.       CAPITAL STOCK

(a)      Authorized -

Unlimited number of common shares

(b)      Issued -

	Shares	Amount

Balance - December 31, 2001 and 2002	42,169,302	$13,728,739

Consolidation (Note 7(c))	(41,868,106)	-
	301,196	13,728,739
Conversion of notes payable (Note 7(d))	26,848,860	1,233,948
Issued in exchange for management services (Note 9)	3,750,000	150,000
Balance - December 31, 2003	30,900,056	$15,112,687
(c)	On April 15, 2003 the Company filed Articles of Amendment to consolidate the issued common shares on the basis of one new common share for 140 old common shares.

(d)	On May 9, 2003 the Company issued 26,848,860 common shares pursuant to the conversion privileges of debentures having a combined value of U.S. $886,012 (Cdn. $1,233,948).

(e)	On June 26, 2003, the shareholders of the Company approved a stock option plan (the "Plan") under which the directors of the Company may grant options to acquire shares to qualified directors, officers, employee's. The maximum number of common shares which can be issued pursuant to options granted under this Plan cannot exceed 15% of the number issued and outstanding common shares of the Company. The options are exercisable at not less than the market price of the common shares at the time they are granted. Options vest immediately upon issuance. The number of common shares reserved for issuance to any one person upon the exercise of options may not exceed 5% of the issued and outstanding common shares at the date of such grant. No options were granted pursuant to this Plan during the year.

8.       CONTINGENT LIABILITY

The Company has been named defendant in a lawsuit by Beach Tree Trust of Nassau, Bahamas, a company related to a former director, for $1,135,254 and 594,999 shares of the Company arising from alleged unpaid amounts with respect to the Company's former Venezuela operations. In the opinion of management the Company will be successful in defending this action. Accordingly, no liability has been recorded in the financial statements. Any loss which might occur as a result of this action would be charged against earnings in the year incurred.

BYRON RESOURCES INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002
(Stated in Cdn. Dollars)

9.       RELATED PARTY TRANSACTIONS

During the year the Company incurred consulting fees to a director and officer in the amount of $150,000. This transaction was measured at the exchange amount, which is the amount agreed upon by the transacting parties. It was settled by the issue of 3,750,000 common shares of the Company.

10.     INCOME TAXES

The Company has a total of $119,000 of various classes of resource deductions available for carryforward to apply against taxable income of future taxation years.

Non-capital losses of $5,357,000 expire over the years to 2010. The Company also has capital losses of $8,144,000.

SUPPLEMENTARY FINANCIAL INFORMATION

BYRON RESOURCES INC.
(formerly Bioforest Pacific Inc.)

FOR THE YEAR ENDED DECEMBER 31, 2003

BYRON RESOURCES INC.
(A Development Stage Company)
SUPPLEMENTARY INFORMATION
YEARS ENDED DECEMBER 31, 2003 AND 2002

(Stated in Cdn. Dollars)

	December 31	December 31,
	2003	2002

CASH
CIBC- Cdn	$2,603	$21,802
CIBC- U.S.	505	27,066
CIBC- U.S. exchange	181	15,452
Desjardins Securities- cash account	-	2,524
Securities and Exchange Commission	113	-

	$3,402	$66,844

ACCOUNTS RECEIVABLE
GST	$11,891	$496
Law Chambers (July rent plus last months rent)	-	1,350

	$11,891	$1,846

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Auditing and accounting fees	$24,026	$4,200

	$24,026	$4,200

ADMINISTRATION AND GENERAL EXPENSES
Office and general	$3,069	$26,527
Audit and accounting	24,150	23,220
Travel	11,890	27,609
Transfer agency	10,102	6,091
Shareholders' information	3,090	8,850
Foreign exchange (gain) loss	-	13,086
Directors Fee	5,000	-
Rent	15,500	-
Telephone and Fax	4,454	-
Bank charges and interest	249	-

	$77,504	$105,383

BYRON RESOURCES INC.
(Formerly Bioforest Pacific Inc.)

3606- 2045 Lakeshore Blvd. W.,
Toronto ON, Canada M8V 2Z6
Tel: 416 594 0528     Fax: 416 594 6811
E-mail: byronres @ sympatico.ca

Commission File No.82-1918 Section 12g 3-2(b)
Registration File No.000-30194

CERTIFICATION of DISCLOSURE - December 31, 2003

I, Ross McGroarty, certify that:

  I have reviewed the Audited Report on Form 6-K of BYRON RESOURCES INC. (Formerly Bioforest Pacific Inc. "the registrant") for period ending December 31, 2003 pursuant to Section 302 (a) of the Sarbanes-Oxley Act of 2002.

  Based on my knowledge, the report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the report.

  Based on my knowledge, the financial statements, and other financial information included in the report, fairly represent in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in the report;

  The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

    designed such disclosure controls and procedures to ensure that material information relating to the registrant is made known to us by others, particularly during the period in which the quarterly report is being prepared:

    evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to filing date of this quarterly report (the "Evaluation Date"); and

    presented in the quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

  The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors:

  all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

  any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

  The registrant's other certifying officers and I have indicated when necessary, in the quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

DATE: March 15, 2004
/s/ "Ross McGroarty"	/s/ "David L. Hynes"
Chairman / Secretary	President